Exhibit 99.2

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of July 11, 2025 (this “Agreement”), is made and entered into by and among (i) Webull Corporation, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (the “Company”), (ii) Feather Sound II Inc., an exempted company limited by shares incorporated under the Laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub”), and (iii) Webull Pay Inc., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“Webull Pay”). Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

Whereas, the Parties desire and intend to effect a business combination transaction whereby Webull Pay will merge with and into Merger Sub (the “Merger”), with Webull Pay surviving the Merger as a wholly owned subsidiary of the Company (Webull Pay, as the surviving entity of the Merger, is sometimes referred to herein as the “Surviving Entity”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”).

Whereas, the Parties intend that the Merger shall qualify as either a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and hereby is, adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulations section 1.368-2(g).

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Company, Merger Sub and Webull Pay agree as follows:

Article I

DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person;

“Business Day” means a day on which commercial banks are open for business in New York, U.S. and the Cayman Islands, except a Saturday, Sunday or public holiday;

“Class A Ordinary Shares” means the Class A ordinary shares of Webull Pay, par value $0.0001 per share;

“Class B Ordinary Shares” means the Class B ordinary shares of Webull Pay, par value $0.0001 per share;

“Company Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.00001 per share;

“Control” means in relation to any Person, (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;

“DTC” means the Depository Trust Company;

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority;

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity;

“Merger Consideration” means the sum of all Company Class A Ordinary Shares and cash receivable by Webull Pay Shareholders pursuant to Section 2.2(b)(ii);

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“Per Class A Ordinary Share Merger Consideration” means $0.7582;

“Per Class B Ordinary Share Merger Consideration” means $0.7582;

“Per Series A-1 Preferred Share Merger Consideration” means $0.7582;

“Per Series A-2 Preferred Share Merger Consideration” means $0.7582;

“Per Series A-3 Preferred Share Merger Consideration” means $0.7582;

“Per Series B-1 Preferred Share Merger Consideration” means $0.7582;

“Per Series B-2 Preferred Share Merger Consideration” means $0.7582;

“Per Series B-3 Preferred Share Merger Consideration” means $0.7582;

“Per Series C Preferred Share Merger Consideration” means $0.7582;

“Per Series D Preferred Share Merger Consideration” means $0.7582;

“Phantom Share Payment Amount” means the sum of all Company Class A Ordinary Shares and cash receivable by the Webull Pay Phantom Holder pursuant to Section 2.2(b)(iii);

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;

“Series A-1 Preferred Shares” means the Series A-1 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series A-2 Preferred Shares” means the Series A-2 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series A-3 Preferred Shares” means the Series A-3 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series B-1 Preferred Shares” means the Series B-1 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series B-2 Preferred Shares” means the Series B-2 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series B-3 Preferred Shares” means the Series B-3 Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series C Preferred Shares” means the Series C Preferred Shares of Webull Pay, par value $0.0001 per share;

“Series D Preferred Shares” means the Series D Preferred Shares of Webull Pay, par value $0.0001 per share;

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction during the applicable calculation period;

“Webull Pay Phantom Holder” means any holder of Webull Pay Phantom Shares, as set forth in Exhibit B;

“Webull Pay Phantom Shares” means the “phantom shares” granted by Webull Pay to participants that represent the right to receive, upon the occurrence of the Closing, a payment per phantom share equal to the Per Class A Ordinary Share Merger Consideration, subject to the terms and conditions of the applicable phantom share grant agreement entered into between Webull Pay and each participant. For the avoidance of doubt, there shall be no Webull Pay Phantom Shares after the Merger Effective Time;

“Webull Pay Shareholder” means any holder of any Webull Pay Shares, as set forth in Exhibit A;

“Webull Pay Shares” means the Class A ordinary shares, the Class B ordinary shares, and the preferred shares, including series A-1 preferred shares, series A-2 preferred shares, series A-3 preferred shares, series B-1 preferred shares, series B-2 preferred shares, series B-3 preferred shares, series C preferred shares and series D preferred shares, each with a par value of $0.0001, in the share capital of Webull Pay. For the avoidance of doubt, there shall be no Webull Pay Shares after the Merger Effective Time;

“Transaction Documents” means, collectively, this Agreement, the Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them; and

“U.S.” means the United States of America.

Article II

TRANSACTIONS; CLOSING

Section 2.1 The Merger. At the Merger Effective Time (as defined in Section 2.2(b)(i) below), upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Plan of Merger (as defined in Section 2.2(b)(i) below), and the Cayman Act, Merger Sub and Webull Pay shall consummate the Merger, pursuant to which Webull Pay shall merge with and into Merger Sub, following which the separate corporate existence of Merger Sub shall cease and Webull Pay shall continue as the surviving entity after the Merger and as a direct, wholly owned subsidiary of the Company.

Section 2.2 Closing.

(a) On the terms and subject to the conditions of this Agreement, the consummation of the Merger (the “Closing”, and the day on which the Closing occurs, the “Closing Date”) shall take place remotely by exchange of documents on the first Business Day after the first date on which all the conditions set forth in Article V that are required hereunder to be satisfied on or prior to the Closing have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time or in such other manner as may be agreed upon by Webull Pay and the Company.

(b) Prior to or on the Closing Date:

(i)  Webull Pay and Merger Sub shall execute a plan of merger substantially in the form attached as Exhibit C hereto (the “Plan of Merger”) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Laws to make the Merger effective (collectively, the “Merger Filing Documents”), and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Act. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time (being not later than the 90th day after registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands) as Merger Sub and Webull Pay may agree and specify in the Plan of Merger pursuant to the Cayman Act (the “Merger Effective Time”);

(ii) the Company shall pay, or cause to be paid, to the Webull Pay Shareholders: (A) in respect of each Class A Ordinary Share, the Per Class A Ordinary Share Merger Consideration; (B) in respect of each Class B Ordinary Share, the Per Class B Ordinary Share Merger Consideration; (C) in respect of each Series A-1 Preferred Share, the Per Series A-1 Preferred Share Merger Consideration; (D) in respect of each Series A-2 Preferred Share, the Per Series A-2 Preferred Share Merger Consideration; (E) in respect of each Series A-3 Preferred Share, the Per Series A-3 Preferred Share Merger Consideration; (F) in respect of each Series B-1 Preferred Share, the Per Series B-1 Preferred Share Merger Consideration; (G) in respect of each Series B-2 Preferred Share, the Per Series B-2 Preferred Share Merger Consideration; (H) in respect of each Series B-3 Preferred Share, the Per Series B-3 Preferred Share Merger Consideration; (I) in respect of each Series C Preferred Share, the Per Series C Preferred Share Merger Consideration; and (J) in respect of each Series D Preferred Share, the Per Series D Preferred Share Merger Consideration. The aggregate Merger Consideration payable to each Webull Pay Shareholder shall be payable in a combination of cash and Company Class A Ordinary Shares as set forth opposite each such Webull Pay Shareholder’s name in the column titled “Merger Consideration” in Exhibit A, with each Company Class A Ordinary Share having a value of $12.130, which shall be the VWAP of the Company Class A Ordinary Shares for the 30 trading day period ending on the trading day prior to the date of this Agreement, subject to adjustment for any stock dividend, stock split, stock combination, reclassification, or other similar transaction; and

(iii) the Company shall pay, or cause to be paid, to the Webull Pay Phantom Holder, in respect of each Webull Pay Phantom Share, an amount equal to the Per Class A Ordinary Share Merger Consideration. The aggregate Phantom Share Payment Amount payable to the Webull Pay Phantom Holder shall be payable in a combination of cash and Company Class A Ordinary Shares as set forth opposite such Webull Pay Phantom Holder’s name in the column titled “Phantom Share Payment Amount” in Exhibit B, with each Company Class A Ordinary Share having a value of $12.13, which shall be the VWAP of the Company Class A Ordinary Shares for the 30 trading day period ending on the trading day prior to the date of this Agreement, subject to adjustment for any stock dividend, stock split, stock combination, reclassification, or other similar transaction.

Section 2.3 Effect of the Merger.

(a) General. The effect of the Merger shall be as provided in this Agreement, the Plan of Merger, and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, and the Surviving Entity shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Merger Sub shall cease to exist.

(b) Constitutional Documents of the Surviving Entity. At the Merger Effective Time, the memorandum and articles of association of Webull Pay, as in effect immediately prior to the Merger Effective Time, shall be the memorandum and articles of association of the Surviving Entity.

(c) Directors and Officers of the Surviving Entity. At the Merger Effective Time, the directors and officers of Merger Sub immediately prior to the Merger Effective Time shall resign and the directors and officers of Webull Pay immediately prior to the Merger Effective Time shall be the directors and officers of the Surviving Entity, each to hold office in accordance with the constitutional documents of the Surviving Entity.

(d) Effect of the Merger on Webull Pay Shares. On the terms and subject to the conditions set forth herein, by virtue of the Merger and without any further action on the part of any Party or any other Person, at the Merger Effective Time, each Webull Pay Share issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and cease to exist. In exchange, each Webull Pay Shareholder shall be entitled to receive its portion of the Merger Consideration as provided in Section 2.2(b)(ii). As of the Merger Effective Time, each Webull Pay Shareholder shall cease to have any other rights in and to such Webull Pay Shares.

(e) Effect of the Merger on Webull Pay Phantom Shares. On the terms and subject to the conditions set forth herein, by virtue of the Merger and without any further action on the part of any Party or any other Person, at the Merger Effective Time, each Webull Pay Phantom Share in effect immediately prior to the Merger Effective Time shall automatically be cancelled and of no further force or effect. In exchange, the Webull Pay Phantom Holder shall be entitled to receive the Phantom Share Payment Amount as provided in Section 2.2(b)(iii). As of the Merger Effective Time, the Webull Pay Phantom Holder shall cease to have any other rights in and to such Webull Pay Phantom Shares.

(f) Effect of the Merger on Issued Shares of Merger Sub. On the terms and subject to the conditions set forth herein, by virtue of the Merger and without any further action on the part of any Party or any other Person, at the Merger Effective Time, each share of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time shall automatically convert into one class A ordinary share, par value $0.0001 per share, of the Surviving Entity. The ordinary share of the Surviving Entity shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity.

Section 2.4 Disbursement of Merger Consideration and Phantom Share Payment Amount. Notwithstanding anything to the contrary contained herein, any obligation of the Company under this Agreement to (x) issue Company Class A Ordinary Shares as part of the Merger Consideration payable to Webull Pay Shareholders pursuant to Section 2.2(b)(ii) or (y) issue Company Class A Ordinary Shares as part of the Phantom Share Payment Amount payable to the Webull Pay Phantom Holder pursuant to Section 2.2(b)(iii) shall be satisfied by the Company issuing such Company Class A Ordinary Shares, and shall be deemed to have been satisfied upon issuance of such Company Class A Ordinary Shares to the DTC or to such other clearing service (or its nominee) as may be necessary or expedient, and each Webull Pay Shareholder and Webull Pay Phantom Holder shall hold such Company Class A Ordinary Shares in book-entry form or through a holding of the DTC or its nominee or the relevant clearing service, who will be the holder of record of such Company Class A Ordinary Shares. For the avoidance of doubt, the Company shall have no obligation to register, or to take any action to cause the registration of, any of the Company Class A Ordinary Shares issued as part of the Merger Consideration or as part of the Phantom Share Payment Amount under any applicable securities Laws.

Section 2.5 Withholding. Each of the Parties and any other applicable withholding agent (and their respective Affiliates and Representatives) shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax Law. Other than in respect of amounts subject to compensatory withholding, the Parties (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The Parties (or their respective Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Laws. To the extent that amounts are so deducted or withheld by the Parties (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.6 Tax Treatment. The Parties hereto (a) agree that the Merger is intended to qualify as either a tax-free transaction under Section 351 of the Code or a reorganization within the meaning of Section 368(a) of the Code, and shall not take any position on any tax return contrary to such treatment unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, and (b) adopt this Agreement as a “plan of reorganization” within the meaning of U.S. Treasury Regulations section 1.368-2(g) and U.S. Treasury Regulations section 1.368-3(a). Notwithstanding anything in this Section 2.6 or otherwise in this Agreement to the contrary, each of the Parties acknowledge and agree that each has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement. Each of the Parties hereto further acknowledges and agrees that (y) it is not a condition to the Closing that the Merger qualify as either a tax-free transaction under Section 351 of the Code or a reorganization within the meaning of Section 368(a) of the Code and (z) none of the Company, the Merger Sub, or Webull Pay shall have any liability or obligation to any Person if the transactions contemplated by this Agreement do not so qualify.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY and merger sub

The Company and Merger Sub jointly and severally represent and warrant to Webull Pay on the date of this Agreement and the Closing Date (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be made as of such specified date) as follows:

Section 3.1 Organization and Standing. It is duly organized, validly existing and in good standing under the Laws of the place of its incorporation or establishment.

Section 3.2 Authorization. It has all requisite power, authority and capacity to enter into this Agreement and the other Transaction Documents and to perform its obligations thereunder. This Agreement and the other Transaction Documents have been or will be duly authorized, executed and delivered by it. This Agreement and the other Transaction Documents, when executed and delivered by each of the other Parties hereto, will constitute its valid and legally binding obligations, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar Laws affecting creditors’ rights generally and to general equitable principles.

Section 3.3 Consents and Approvals. Each approval, authorization, release, order, consent, license, permit or waiver which is required to be obtained or made by it in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated thereunder, has been obtained or will have been obtained prior to and be effective as of the Closing Date.

Section 3.4 No Violation. Neither the execution and delivery of this Agreement and the other Transaction Documents nor the full performance of its obligations thereunder violates any applicable Law to which it is subject or its constitutional documents, in each case except as would not, individually or in the aggregate, be expected to have any material adverse effect on its ability to consummate the transactions contemplated thereunder.

Article IV

REPRESENTATIONS AND WARRANTIES OF Webull Pay

Webull Pay represents and warrants to the Company and Merger Sub on the date of this Agreement and the Closing Date (except for such representations and warranties that speak as of a specified date, in which case, such representations and warranties shall be made as of such specified date) as follows:

Section 4.1 Organization and Standing. Webull Pay is duly organized, validly existing and in good standing under the Laws of the place of its incorporation or establishment.

Section 4.2 Authorization. Webull Pay has all requisite power, authority and capacity to enter into this Agreement and the other Transaction Documents and to perform its obligations thereunder. This Agreement and the other Transaction Documents have been or will be duly authorized, executed and delivered by Webull Pay. This Agreement and the other Transaction Documents, when executed and delivered by each of the other Parties hereto, will constitute valid and legally binding obligations of Webull Pay, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar Laws affecting creditors’ rights generally and to general equitable principles.

Section 4.3 Consents and Approvals. Each approval, authorization, release, order, consent, license, permit or waiver which is required to be obtained or made by Webull Pay in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated thereunder, has been obtained or will have been obtained prior to and be effective as of the Closing Date.

Section 4.4 No Violation. Neither the execution and delivery of this Agreement and the other Transaction Documents nor the full performance of its obligations by Webull Pay thereunder violates any applicable Law to which Webull Pay is subject or any constitutional document of Webull Pay, in each case except as would not, individually or in the aggregate, be expected to have any material adverse effect on the ability of Webull Pay to consummate the transactions contemplated thereunder.

Section 4.5 Capitalization. As of the date hereof, the (A) authorized and (B) issued and outstanding share capital of Webull Pay consist of the following: (i) 381,196,454 and 40,465,518 Class A Ordinary Shares, respectively; (ii) 33,561,948 and nil Class B Ordinary Shares, respectively; (iii) 15,181,000 and 2,387,878 Series A-1 Preferred Shares, respectively; (iv) 14,244,000 and 1,458,768 Series A-2 Preferred Shares, respectively; (v) 2,828,899 and 429,713 Series A-3 Preferred Shares, respectively; (vi) 13,111,999 and 2,091,599 Series B-1 Preferred Shares, respectively; (vii) 9,090,900 and nil Series B-2 Preferred Shares, respectively; (viii) 2,100,000 and nil Series B-3 Preferred Shares, respectively; (ix) 13,684,800 and 9,123,200 Series C Preferred Shares, respectively; and (x) 15,000,000 and 8,423,387 Series D Preferred Shares, respectively. All issued and outstanding Webull Pay Shares have been duly authorized and validly issued, are fully paid and non-assessable. Except as set forth above, there are no issued, reserved for issuance, or outstanding shares of capital stock, options, warrants, convertible securities, subscription rights, or other rights to acquire or obligations to issue shares of capital stock or any other equity interests of Webull Pay. The Webull Pay Phantom Shares do not constitute equity interests of Webull Pay.

Section 4.6 Subsidiaries. Webull Pay does not own, directly or indirectly, any capital stock of, or equity interest in, any other Person, other than the following wholly owned subsidiaries (each, a “Webull Pay Subsidiary” and collectively, the “Webull Pay Subsidiaries”): (i) Webull Pay (Australia) Pty. Ltd., a company limited by shares organized under the laws of New South Wales; (ii) Webull Pay Pte. Ltd., a private company limited by shares organized under the laws of Singapore; and (iii) Webull Pay Holdings (US) Inc., a corporation organized under the laws of the State of Delaware, which owns all of the issued and outstanding equity interests of Webull Pay LLC, a limited liability company organized under the laws of the State of Delaware. All issued and outstanding shares or equity interests, as applicable, of each such Webull Pay Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable. Except as set forth above, there are no issued, reserved for issuance, or outstanding shares of capital stock, options, warrants, convertible securities, subscription rights, or other rights to acquire or obligations to issue any shares or equity interests, as applicable, of any Webull Pay Subsidiary. Each Webull Pay Subsidiary is duly organized, validly existing and in good standing under the Laws of the place of its incorporation or establishment and is duly qualified to do business and in good standing in each other place or establishment where such qualification is required for the proper conduct of its business.

Section 4.7 Financial Statements. Webull Pay has made available to the Company true and correct copies of the financial statements of Webull Pay and the Webull Pay Subsidiaries. Such financial statements fairly present, in all material respects, the financial position and results of operations of Webull Pay and the Webull Pay Subsidiaries as of the respective dates, and for the periods, indicated therein.

Section 4.8 No Undisclosed Liabilities. Neither Webull Pay nor any of the Webull Pay Subsidiaries has any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (i) reflected or reserved against in the financial statements made available to the Company, (ii) incurred in the ordinary course of business, or (iii) in connection with the transactions contemplated by this Agreement or the other Transactional Documents, without limitation, including with respect of the Webull Pay Phantom Shares.

Section 4.9 Compliance with Laws. Except as would not, individually or in the aggregate, be reasonably expected to have any material adverse effect to the business of Webull Pay and the Webull Pay Subsidiaries, taken as a whole, (i) Webull Pay and the Webull Pay Subsidiaries are, and have been, in compliance with all applicable Laws and (ii) neither Webull Pay nor any of the Webull Pay Subsidiaries is or has been subject to any pending or threatened legal action or investigation by any Governmental Authority, in each case with respect to any violation of any applicable Laws.

Section 4.10 Tax Matters. Webull Pay and each Webull Pay Subsidiary has (i) timely filed all material tax returns required to be filed by it, and all such tax returns are true, correct and complete in all material respects, (ii) paid all material taxes required to be paid by it and (iii) withheld and timely paid to the appropriate tax authorities all material amounts required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. There are no pending or threatened audits, examinations, investigations, assessments, deficiencies, claims or other proceedings with respect to any material taxes of Webull Pay or any Webull Pay Subsidiary. There are no liens for taxes on any assets of Webull Pay or any Webull Pay Subsidiary.

Section 4.11 Agreements in Force and Effect. Each of the material contracts of Webull Pay and the Webull Pay Subsidiaries is (i) in full force and effect and (ii) constitutes the legal, valid and binding obligation of Webull Pay or such Webull Pay Subsidiary party thereto.

Section 4.12 No Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of Webull Pay and the Webull Pay Subsidiaries, taken as a whole, (i) there is no legal action pending or threatened in writing or affecting Webull Pay or any Webull Pay Subsidiary, and (ii) there is no judgment or award unsatisfied against Webull Pay or any Webull Pay Subsidiary, nor is there any Governmental Order in effect and binding on and specific to Webull Pay or any Webull Pay Subsidiary or any of their assets or properties.

Section 4.13 Anti-Corruption Matters. Neither Webull Pay nor any Webull Pay Subsidiary, any of their respective directors or officers, employees, agents or any other Persons acting for or on behalf of Webull Pay or any Webull Pay Subsidiaries has at any time violated any applicable anti-bribery, anti-corruption or anti-money laundering laws or sanctions.

Section 4.14 No Broker. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with this Agreement and the other Transaction Documents, or the consummation of the transactions contemplated thereunder.

Article V

CONDITIONS TO OBLIGATIONS

Section 5.1 Conditions to Obligations of the Company and Merger Sub at Closing. The obligations of the Company and Merger Sub to consummate the Merger are subject to the fulfillment, on or prior to the Closing, of each of the following conditions, unless otherwise waived by the Company:

(a) The representations and warranties of Webull Pay contained in Article IV shall be true, correct and complete when made, and shall be true, correct and complete as of the Closing Date with the same force and effect as if they had been made on and as of such date, except in each case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true, correct and complete as of such particular date;

(b) Webull Pay shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by it prior to the Closing;

(c) All corporate proceedings that are required under the Laws of its place of incorporation and its constitutional documents in connection with the transactions contemplated under this Agreement and the other Transaction Documents and the execution, delivery and performance of this Agreement and the other Transaction Documents on the part of Webull Pay shall have been completed;

(d) There shall not be in effect any Law or Governmental Order of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; and

(e) Webull Pay shall have obtained any and all approvals, licenses, consents, filings and waivers that are required to be obtained by it in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.2 Conditions to Obligations of Webull Pay at Closing. The obligations of Webull Pay to consummate the Merger are subject to the fulfillment, on or prior to the Closing, of each of the following conditions, unless otherwise waived by Webull Pay:

(a) The representations and warranties of the Company and Merger Sub contained in Article III shall be true, correct and complete when made, and shall be true, correct and complete as of the Closing Date with the same force and effect as if they had been made on and as of such date, except in each case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true, correct and complete as of such particular date;

(b) The Company and Merger Sub shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them prior to the Closing;

(c) All corporate proceedings that are required under the Laws of its place of incorporation and its constitutional documents in connection with the transactions contemplated under this Agreement and the other Transaction Documents and the execution, delivery and performance of this Agreement and the other Transaction Documents on the part of the Company and Merger Sub shall have been completed;

(d) There shall not be in effect any Law or Governmental Order of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; and

(e) The Company and Merger Sub shall have obtained any and all approvals, licenses, consents, filings and waivers that are required to be obtained by them in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Article VI

Covenants

Section 6.1 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement, Webull Pay shall, and shall cause each Webull Pay Subsidiary to, (a) conduct its business in the ordinary course of business consistent with past practice; and (b) use reasonable best efforts to maintain and preserve intact its current organization and business and to preserve the rights, goodwill and relationships of its employees, customers, lenders, vendors, regulators and others having business relationships with it.

Section 6.2 Access to Information. From the date hereof until the Closing, Webull Pay shall, and shall cause each Webull Pay Subsidiary to, (a) afford the Company full and free access to and the right to inspect all of their respective properties, assets, premises, books and records, contracts and other documents and data and (b) furnish the Company with such financial, operating and other data and information as the Company may reasonably request. Any investigation pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Webull Pay and the Webull Pay Subsidiaries. No investigation by the Company or other information received by the Company shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Webull Pay in this Agreement.

Section 6.3 Approvals and Consents.

(a) Each Party shall, (i) make, or cause to be made, all filings and submissions required under any Law applicable to such Party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities and all third parties that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) Notwithstanding the foregoing, nothing in this Section 6.3 shall require, or be construed to require, either Party or any of its respective Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of such Party or any of its Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a material adverse effect on such Party or materially and adversely impact the economic or business benefits to such Party of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

Article VII

MISCELLANEOUS

Section 7.1 Fees and Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 7.2 Successors and Assigns. Except as otherwise provided in this Agreement, the rights and obligations of the Parties hereunder will be binding upon and inure to the benefit of such Party’s respective successors, assigns, heirs, executors, administrators and legal representatives. No Party to this Agreement may assign, whether voluntarily or by operation of Law, any of its rights and obligations under this Agreement, without the prior written consent of the other Parties.

Section 7.3 Further Assurances. The Parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Section 7.4 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly reflects the Parties’ intent in entering into this Agreement.

Section 7.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other Parties.

Section 7.6 Amendments and Waivers. Neither this Agreement nor any provision may be amended except by written agreement signed by the Parties. No waiver of any breach or default shall be considered valid unless in writing and signed by the Party against whom the waiver shall be enforced, and no such waiver shall be deemed a waiver of any subsequent breach or default. Any amendment or waiver effected in accordance with this Section 7.6 shall be binding upon all Parties hereto and their respective assigns.

Section 7.7 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to the principles of conflicts of law thereof that would apply the Laws of another jurisdiction; provided, however, that any matters relating to the incorporation, existence, or internal corporate governance of any Party shall be governed by and construed in accordance with the Laws of the Cayman Islands.

(b) Each of the Parties hereto irrevocably (i) agrees that any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this Agreement, shall be settled by arbitration to be held in New York City, the State of New York in accordance with the Rules of Arbitration of the International Chamber of Commerce in force at the time of the commencement of the arbitration, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration, and (iii) submits to the exclusive jurisdiction of the State of New York in any such arbitration. There shall be three (3) arbitrators. The claimant shall select one (1) arbitrator, and the respondent shall select one (1) arbitrator. The third arbitrator, who shall be the presiding arbitrator, shall be jointly appointed by the claimant and respondent. The arbitration shall be conducted in English. The decision of the arbitration tribunal shall be final, conclusive and binding on the Parties to the arbitration. Judgment may be entered on the arbitration tribunal’s decision in any court having jurisdiction. The Parties to the arbitration shall each pay an equal share of the costs and expenses of such arbitration, and each Party shall separately pay for its respective counsel fees and expenses; provided, however, that the prevailing Party in any such arbitration shall be entitled to recover from the non-prevailing Party its reasonable costs and attorney fees. The Parties acknowledge and agree that, in addition to contract damages, the arbitrator may award provisional and final equitable relief, including injunctions, specific performance, and lost profits. The validity, construction and interpretation of this dispute resolution clause shall be governed by the Laws of the State of New York.

Section 7.8 Confidentiality. Each Party hereto agrees that it will keep confidential and will not disclose or use for any purpose any information about the terms and conditions of this Agreement and the other Transaction Documents (including all exhibits and schedules attached hereto and thereto), and the transactions contemplated hereby (including their existence, and all information furnished by any Party hereto and by representatives of such Party to the other Parties hereof or any of the representatives of such Party) unless otherwise agreed by the other Parties.

Section 7.9 Termination. At any time prior to the Closing, this Agreement may be terminated by mutual written agreement between the Company and Webull Pay.

[Remainder of page intentionally left blank]

In Witness Whereof the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Webull Corporation

By:	/s/ William Houlihan
Name:	William Houlihan
Title:	Director

Feather Sound II Inc.

By:	/s/ Benjamin James
Name:	Benjamin James
Title:	Director

Webull Pay Inc.

By:	/s/ Anquan Wang
Name:	Anquan Wang
Title:	Director

[Signature Page to Business Combination Agreement]

Exhibit A

Allocation of merger consideration

	Merger Consideration
Name of Webull Pay Shareholder	Total	Cash	Company Class A Ordinary Shares
Water Castle Az Inc.	$21,130,216.41	$10,565,108.20	870,989
NotNull Inc.	$4,316,384.69	$2,158,192.35	177,921
Webull Partners Limited	$2,587,960.19	$1,293,980.10	106,676
PEAK6 Group LLC	$5,094,789.41	$2,547,394.70	210,007
HS Investments IV Limited	$4,931,268.85	–	406,534
SIG Global China Fund I, LLLP	$4,885,241.68	$2,442,620.84	201,370
WB-UDD2021 LP	$493,127.42	$246,563.71	20,326
HSG Growth VI Holdco F, Ltd.	$2,337,676.76	$1,168,838.38	96,359
Coatue PE Asia 55 LLC	$1,803,351.14	$901,675.57	74,334
General Atlantic Singapore WB Pte. Ltd	$1,232,817.02	$616,408.51	50,816

Exhibit B

ALLOCATION OF phantom share payment

	Phantom Share Payment Amount
Name of Webull Pay Phantom Holder	Total	Cash	Company Class A Ordinary Shares
Webull Partners Limited	$11,187,166.43	$5,593,583.21	461,136

Exhibit C

Plan of Merger

[Omitted]